Press Release	May 11, 2021

Largo Resources Secures the Advisory Services of Energy Industry Experts Dr. Bart Riley and Dr. Jeffrey Chamberlain

  Veteran energy executives to assist in accelerating the development of Largo Clean Energy

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce that it has entered into an agreement for the strategic advisory services of Dr. Bart Riley and Dr. Jeffrey Chamberlain (the "Advisors"). The Advisors will provide advice to the Company's board of directors (the "Board") to accelerate the development of its Largo Clean Energy business.

Dr. Bart Riley:

Dr. Riley is a global leader with over 30 years of experience advancing new materials, launching disruptive products and building innovative companies in energy storage. Dr. Riley has a track record for solving complex technical and business problems to launch products in multiple verticals, including industrial equipment, consumer electronics, automotive, and grid services. Dr. Riley was a co-founder and Chief Technical Officer of A123 Systems from its startup through a $2 billion market cap as a publicly listed company. Dr. Riley was also the former Chief Development/Strategy Officer at Quantumscape from 2012 through 2016, an $18 billion U.S. based company that produces solid state lithium metal batteries for electric cars. More recently, Dr. Riley has provided strategic guidance to companies and non-profit organizations across various industries including energy storage, packaging, aerospace, and chemicals. Dr. Riley has a Ph.D. in Materials Science from Cornell University, 85 publications, and 62 U.S. patents.

Dr. Jeffrey Chamberlain:

Dr. Chamberlain is a proven leader with a long record of industrial product R&D and commercialization success in energy, integrated circuit, and water treatment technology for mining and mineral processing applications. Dr. Chamberlain's industrial experience is complemented by his ten years' of leadership of energy storage initiatives at Argonne National Laboratory. In collaboration with the U.S. Department of Energy, Dr. Chamberlain led the effort to successfully transfer advanced battery technology from Argonne to LG Chem, BASF, General Motors, Toda Kogyo, General Electric, and others. Dr. Chamberlain also led the team that was awarded $120 million from the U.S. Department of Energy to develop advanced energy storage technologies for transportation and the grid, through a U.S. consortium of innovators including MIT, Berkeley and Stanford. Dr. Chamberlain received his Ph.D. in the Physical Chemistry of Surfaces from the Georgia Institute of Technology.

Alberto Arias, Non-executive Chairman of Largo commented: "Both Dr. Chamberlain and Dr. Riley offer invaluable expertise as we continue our focus on becoming a leader in the fast-growing long-duration energy storage market." He continued: "Their services also complement the recent appointment of Mr. Ian Robertson to Largo's Board, which further supports the Company in unlocking the full potential of its clean energy storage business."

About Largo Resources

Largo Resources is an industry preferred, vertically integrated vanadium company. It services multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through its world-class VCHARGE± vanadium redox flow battery technology. The Company's common shares are listed on the Toronto Stock Exchange and on the Nasdaq Stock Market under the symbol "LGO".

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

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For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416‐861‐9797

Media Enquiries:

Crystal Quast

Bullseye Corporate

Quast@bullseyecorporate.com

Tel: +1 647-529-6364

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the iron ore price environment; the timing and cost related to the build out of the ilmenite plant; eventual production from the ilmenite plant; the ability to sell ilmenite on a profitable basis and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VFRB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Resources Ltd.